Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-159107

Final Term Sheet

Fixed Rate Notes due 2014

Issuer:	Ford Motor Credit Company LLC

Size:	$1,000,000,000

Maturity:	October 1, 2014

Coupon:	8.700%

Reoffer Yield:	9.000%

Trade Date:	September 16, 2009

Issue Date:	September 23, 2009

Settlement Date:	September 23, 2009 (T+5)

Price to Public:	98.805% of principal amount

Proceeds (Before Expenses) to Issuer:	$973,050,000 (97.305%)

Interest Payment Dates:	Semi-annually on each April 1 and October 1, beginning April 1, 2010

Underwriters:	Banc of America Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Barclays Capital Inc.
BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
HSBC Securities (USA) Inc.
RBS Securities Inc.
UBS Securities LLC

Original Issue Discount:	The notes are not being issued with more than de minimis OID for U.S. federal income tax purposes.

CUSIP/ISIN:	345397 VL4/US345397VL42

It is expected that delivery of the Notes will be made against payment therefor on or about September 23, 2009, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade either series of the Notes on the date of pricing or the following business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade those Notes on the date of pricing or the following business day should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Banc of America Securities LLC, toll-free at 1-800-294-1322; Citigroup Global Markets Inc., toll-free at 1-877-858-5407; J.P. Morgan Securities Inc., collect at 1-212-834-4533; and Morgan Stanley & Co. Incorporated, toll-free at 1-866-718-1649.